UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2019

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated February 11, 2019

Item 1

RELEVANT INFORMATION

Bogotá, February 11, 2019. Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) informs that Law 1870 of 2017 came into effect on February 6, 2019. As a result of the foregoing, the Superintendence of Finance of Colombia does now exert inspection and surveillance over the Company as financial holding of the Aval Financial Conglomerate.

The Company expresses its agreement with this new status as a surveilled company and will fully comply with all the new obligations arising from this surveillance in a timely manner. Likewise, it reaffirms its willingness to support the work carried out by the Superintendence of Finance of Colombia in the implementation of the applicable regulation.

The following is a summary of the implementation schedule of the main aspects of this regulation:

Applicable Regulation	Due date
Capital adequacy (Decree 774 of 2018)	November 8, 2019
Identification of related companies (Decree 1486 of 2018)	February 6, 2020
Policies regarding conflicts of interests (Decree 1486 of 2018)	February 6, 2020
Limits of exposure and concentration of risks (Decree 1486 of 2018)	February 6, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2019

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel